Filed pursuant to Rule 433 Registration Statement Nos. 333-202913 and 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (T882)

Offering Period: September 26, 2016 – October 28, 2016

Absolute Return Digital Barrier Securities due November 3, 2021

Linked to the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Product Terms

•   Absolute Return Digital Barrier Securities due November 3, 2021 linked to the Lowest Performing of the S&P 500® Index and the Russell 2000® Index.

•   If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then you will be entitled to receive a return equal to the principal amount of the securities you hold multiplied by the sum of one plus the Fixed Payment Percentage.

•   If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event does not occur, you will be entitled to receive the principal amount of the securities you hold at maturity multiplied by the sum of one plus the absolute value of the Underlying Return of the Lowest Performing Underlying.

•   If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event occurs, you will be fully exposed to the depreciation in the Lowest Performing Underlying. You could lose your entire investment.

•   Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be October 31, 2016.
Settlement Date:	Expected to be November 4, 2016.
Underlyings:	The S&P 500® Index and the Russell 2000® Index.
Knock-In Level**:	For each Underlying, approximately 60% of its Initial Level.
Knock-In Event:	Occurs if the Final Level of any Underlying is equal to or less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Fixed Payment Percentage**:	Expected to be between 47.50% and 52.50%.
Redemption Amount:

If (a) the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, the principal amount of the securities you hold x [1 + Fixed Payment Percentage]; or (b)

the Final Level of the Lowest Performing Underlying is less than its Initial Level and (i) a Knock-In Event has not occurred, the principal amount of the securities you hold x (1 + absolute value of the Underlying Return of the Lowest Performing Underlying); (ii) a Knock-In Event has occurred, the principal amount of the securities you hold x (1+ Underlying Return of the Lowest Performing Underlying)

Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying: (Final Level – Initial Level)/Initial Level
Valuation Date:	October 29, 2021
Maturity Date:	November 3, 2021
CUSIP:	22548QJQ9
Fees:	Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $7.00 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers

*As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer. **To be determined on the Trade Date.

Certain Product Characteristics

•  If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then you will be entitled to receive a return equal to the principal amount of the securities you hold multiplied by the sum of one plus the Fixed Payment Percentage.

•  Fixed Payment Percentage expected to be between 47.50% and 52.50%**.

•  If the Final Level of the Lowest Performing Underlying is less than its Initial Level, subject to a Knock-In Event, return based on the absolute value of the Underlying Return of the Lowest Performing Underlying.

•  If a Knock-In Event occurs, full downside participation in the depreciation of the Lowest Performing Underlying.

•  Knock-In Level of approximately 60%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowes Performing Underlying	Return on the Securities (1) (2)	Redemption Amount per $1,000 Principal Amount (1)(2)
50.00%	50.00%	$1,500.00
40.00%	50.00%	$1,500.00
30.00%	50.00%	$1,500.00
20.00%	50.00%	$1,500.00
10.00%	50.00%	$1,500.00
0.00%	50.00%	$1,500.00
-10.00%	10.00%	$1,100.00
-20.00%	20.00%	$1,200.00
-30.00%	30.00%	$1,300.00
-40.00%	−40.00%	$600.00
-50.00%	−50.00%	$500.00

(1)	Assumes a Fixed Payment Percentage of 50%** (the midpoint of the expected range) and a Knock-In Level of 60%**.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

• Your investment may result in a loss of up to 100% of the principal amount of the securities you hold. If a Knock-In Event occurs, the Underlying Return of the Lowest Performing Underlying will be negative and you will be fully exposed to any depreciation in the Lowest Performing Underlying.

• The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

• The securities do not pay interest.

• The return on the securities is affected by the Final Level of the Lowest Performing Underlying and the occurrence of a Knock-In Event.

• The appreciation potential of the securities will be limited to the Fixed Payment Percentage, even if the Final Level of one or more Underlyings increases from its Initial Level by more than the Fixed Payment Percentage.

• If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event has not occurred, the Redemption Amount will be subject to an embedded cap.

• The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS FACT SHEET

Offering Period:

September 26, 2016 – October 28, 2016

Absolute Return Digital Barrier Securities due November 3, 2021

Linked to the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Additional Risk Considerations

•	The securities are exposed to the risk fluctuations in the level of the Underlyings to the same degree for each Underlying.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated September 26, 2016, Underlying Supplement dated May 4, 2015, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316016544/dp68937_424b2-t882.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.